Contact:Paul G. Henning
                                                (212) 297-2125



     New York, November 7 -- OMI Corp. (NYSE:OMM) announced today that Astilleros Espanoles, S.A. of Madrid, Spain has notified the Company that it will not proceed with the construction of the two chemical/product tankers (and two option vessels) which were the subject of a previously announced letter of intent. OMI is investigating its legal rights as well as other construction opportunities.

     OMI, a major bulk shipping company, operates in both the domestic and international shipping markets. Its operating fleet currently totals 45 vessels (including six chartered-in tankers), aggregating approximately 3.8 million deadweight ton (dwt). One Suezmax tanker, aggregating 149,000 dwt is on order with delivery scheduled in 1996. The Company also has significant investments in other marine related activities, including lightering of large crude carriers in the Gulf of Mexico and workboat services.

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11/7/94